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Building a better working world

April 13, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 13, 2018, of Marrone Bio Innovations, Inc. and are in agreement with the statements contained in the third paragraph, fourth paragraph and fifth paragraph therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement related to the material weakness in the registrant's internal controls over financial reporting as of December 31, 2017, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant's 2017 financial statements.

/s/ Ernst & Young LLP